Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                               July 26, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

                  Re: Velocity Asset Management, Inc. - Registration Statement on Form SB-2 (File No. 333-122062
                       -------------------------------------------

Dear Mr. Friar:

                  On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letters of June 7, 2005 and June 23, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005, as amended by Amendment No. 1 filed by the Company on March 16, 2005, as amended by Amendment No. 2 filed by the Company on April 20, 2005, and as amended by Amendment No. 3 filed by the company on May 24, 2005. For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which is being filed with the Commission today.

Increase in Shares Being Registered
-----------------------------------

                  As will be noted from a review of Amendment No. 4, the Company has increased the number of shares being registered. Such increase reflects the additional shares the Company was obligated to issue to the investors in its private placement (one percent per month) on account of the Registration Statement not having been declared effective by May 31, 2005, as provided in the applicable subscription agreements, as well as the correction of certain mathematical errors.

Responses to Comments
---------------------

                  Set forth below are individual responses to each of the comments contained in your letter of June 7, 2005. The comment contained in your letter of June 23, 2005, is encompassed by your letter of June 7, 2005. The captions set forth below correspond to the captions in your June 7, 2005 letter. References to page numbers relate to the prospectus.

Mr. William Friar
July 26, 2005
Page 2

General

                  1. An updated consent of the Company's independent accountants has been included in Amendment No. 4.

Certain Relationships and Related Transactions - page 32

                  2. The disclosure found in Note 5 of the Company's 10-QSB for the three months ended March 31, 2005 concerning the option granted to RB & AJ Associated Holdings, Inc. has been included.

Financial Statements

Notes 6 & 7 - pages F-15 to F-17
--------------------------------

                  3. In response to the Staff's comments, the Company's financial statements for the three and nine months ended September 30, 2004 and the year ended December 31, 2004, and the related disclosures, relating to the exchange of debt for equity on August 12, 2004, have been revised to reflect a fair market value equal to the price of the Company's stock on the OTCBB on such date ($1.60 per share). The Company has filed amendments to its affected reports.

Note 12 - page F-21
-------------------

                  4. Note 12 has been revised to reflect the number of shares and warrants issued giving effect to the 13:1 reverse stock split. In addition, the Company has reviewed all disclosures throughout the Registration Statement to ensure that all share references for shares outstanding, warrants and options give effect to the reverse split. The other matters in the comment relating to Mr. Granatell have been addressed in the Company's letter to the Staff dated June 16, 2005.

                                      * * *

Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing. As the Staff is aware, the Company will be required to issue an additional 22, 429 shares of its common stock to the investors in its private placement if the Registration Statement is not declared effective by August 1, 2005. Accordingly, the Company would appreciate being advised as soon as practicable of whether it may file an acceleration request.

                                               Very truly yours,

                                               /s/ STEVEN A. SAIDE
                                               ------------------------
                                               Steven A. Saide